UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Letter to Shareholders Outlines 316% Q2 Revenue Growth and Seventh Consecutive Quarter of Sequential Growth
99.2	ZenaTech Advances ZenaDrone 2000 Heavy-Lift Interceptor Toward Flight Testing for Counter-UAS and Maritime Defense
99.3	ZenaTech’s ZenaDrone Initiates Mobile Drone Operations Trailer to Boost Productivity and Scale Drone as a Service
99.4	ZenaTech Unveils Stacklens™, AI-Powered Smart Safety Glasses Built for Field Technicians and Industrial Workers
99.5	ZenaTech Reports Over 27% Organic Growth Across Existing Drone as a Service Operations and Estimates Q3, 2026 Total Revenue in Range of C$13.4 Million to C$14.8 Million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer